EXHIBIT 99.1

Brookfield Renewable Reports Second Quarter Results

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, Aug. 03, 2018 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today reported financial results for the three and six months ended June 30, 2018.

“We continue to grow our operating and investment capabilities across markets and technologies, recently adding a scale solar business in Europe and expanding our wind portfolio during the quarter,” said Sachin Shah, CEO of Brookfield Renewable. “Combined with our strong investment grade balance sheet and robust liquidity, we remain well positioned to deliver long-term total returns of 12% to 15% on a per unit basis.”

Financial Results

For the periods ended June 30
US$ millions (except per unit or otherwise noted)	Three Months Ended		Six Months Ended
Unaudited	2018	2017	2018	2017
Total generation (GWh)
- Actual generation	13,122	11,618	26,002	22,102
- Long-term average generation	13,521	10,674	26,373	21,038
Brookfield Renewable's share
- Actual generation	6,455	6,719	13,149	12,880
- Long-term average generation	6,935	6,277	13,286	12,166
Funds From Operations (FFO)(1)	$172	$181	$365	$347
Per Unit(1)(2)	$0.55	$0.61	$1.17	$1.16
Normalized FFO(1)(2)(3)	$206	$170	$374	$306
Per Unit(1)(2)(3)	$0.66	$0.57	$1.20	$1.02
Net (Loss) Income Attributable to Unitholders	$(2)	$38	$6	$54
Per Unit(2)	$(0.01)	$0.13	$0.02	$0.18

(1) Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2) For the three and six months ended June 30, 2018, the weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 312.8 million and 312.7 million, respectively (2017: 299.2 million and 299.2 million).
(3) Normalized FFO assumes long-term average generation in North America and Europe and uses constant foreign currency rates. For the three and six months ended June 30, 2018, the change related to long-term average generation totaled $34 million and $12 million (2017: ($10) million and ($31) million), respectively, and the change to foreign currency totaled $nil and ($3) million (2017: ($1) million and ($10) million), respectively.

Brookfield Renewable reported net loss for the three months ended June 30, 2018 of $2 million ($0.01 per Unit) compared to net income of $38 million ($0.13 per Unit) for the same period in 2017. Fund From Operations (FFO) totaled $172 million ($0.55 per Unit) compared to $181 million ($0.61 per Unit) for the same period in 2017. On a normalized basis, we would have achieved FFO of $206 million ($0.66 per Unit) compared to $170 million ($0.57 per Unit) for the same period in 2017, representing a 16% year-over-year per unit increase in normalized FFO. These results reflect the continued strength of our operating business as well as contributions from recent acquisitions.

Operating and Financial Results

Our hydroelectric assets contributed $181 million of FFO. While hydrology remains close to long-term average levels in South America, we experienced lower rainfall in Ontario and New York impacting generation levels. During the quarter, we continued to focus on extending our contract profile at premium pricing. At PJM’s recent capacity auction, we sold 964 megawatts into strong markets, securing $17 million of revenue (net to BEP) for the 2021/2022 delivery period – 70% higher than the prior year. In Colombia, we signed almost 20 new contracts with 5 to 10 year terms. In Brazil, we secured five new contracts at average pricing of approximately R$260 per megawatt-hour (~U.S.$70 per megawatt-hour). We also commissioned our 28 megawatt Brazilian Verde 4A hydroelectric facility.

Our wind segment delivered $34 million of FFO in the second quarter, $10 million ahead of prior year as we continue to benefit from new acquisitions and development projects coming online. At TerraForm Power, wind performance has been consistent with our expectations and we continued to progress outsourcing of the wind fleet’s operations and maintenance, which is expected to drive meaningful operating cost savings over the next few years. Our Brazilian wind business continues to deliver very strong results with capacity factors consistently around 40%.

Our solar business delivered $16 million of FFO this quarter, as our global fleet continues to perform well, with strong availability across the portfolio. Our storage facilities delivered $7 million of FFO in the second quarter as these facilities continue to provide essential grid-stabilizing ancillary services and large-scale back-up capacity. At our First Hydro business, we continue to work with our partner to optimize asset operation, dispatch and trading.

We continue to pursue development across all business lines. We are currently advancing two hydro facilities in Brazil totaling 49 megawatts, two wind farms in Europe totaling 47 megawatts and a 63 megawatt storage expansion project in the U.S. Our total equity investment in these projects is approximately $75 million, the majority of which has already been funded and all projects are advancing on scope, schedule and budget. Once completed, these assets should contribute an additional $20 million to our FFO.

Transaction Update

During the second quarter, we invested $450 million into growth and development initiatives. This includes our investment in additional shares of TerraForm Power bringing the total ownership between ourselves and our partners up to 65% (from 51%) and increasing BEP’s interest from 16% to 30%. The share issuance from TerraForm Power was used to fund its acquisition of Saeta Yield – a high quality, stable portfolio of 1,028 megawatt European solar and wind portfolio with a $1.2 billion equity valuation. Saeta’s revenues are underpinned primarily by a stable regulated rate base in Spain which supports over 80% of the company’s EBITDA and protects the business from production variability. The balance of the business’ revenues are subject to long term power purchase agreements which exceed 16 years in term. Looking forward, the portfolio provides a number of operational and balance sheet enhancement opportunities which should provide meaningful margin expansion over time, consistent with our operations-oriented approach to investing.

Balance Sheet, Liquidity and Interest Rates

Factoring in recent investments, we ended the quarter with $1.7 billion of liquidity and continue to focus on strengthening our investment grade balance sheet. Our priorities remain the same; terming out our debt, extending maturities on a fixed rate basis, reducing borrowing costs and monetizing mature assets to redeploy capital into higher value opportunities.

During the quarter we extended the duration of our corporate credit facility to five years and executed $1.1 billion of refinancing initiatives across the portfolio. In the process, we extended the average duration of our asset level debt to over 10 years and lowered our interest costs by 25 basis points. We have minimal interest rate exposure having locked-in low, long-term rates over the last several years. As a result, today only 14% of our debt is floating rate, of which less than 8% is in North America and Europe.

We also advanced our capital recycling initiatives. Post quarter-end, we entered into an agreement to sell 100% of our 178 megawatt South African wind and solar portfolio for total proceeds of $166 million, with BEP’s share totaling approximately $50 million. These assets were acquired as part of broader TerraForm Global portfolio in late 2017 and the sale will allow us to focus our investments on our core markets where we see considerable opportunity.

Distribution Declaration

The next quarterly distribution in the amount of $0.49 per LP Unit, is payable on September 28, 2018 to unitholders of record as at the close of business on June 30, 2018. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on Brookfield Renewable’s preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the Partnership’s LP Units are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders resident in Canada who wish to receive a U.S. dollar distribution and registered unitholders resident in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $285 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:
Media:
Claire Holland
(416) 369-8236
claire.holland@brookfield.com

Investors:
Divya Biyani
(416) 369-2616
divya.biyani@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2018 Second Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on August 3, 2018 at 11:00 a.m. Eastern Time at https://event.on24.com/wcc/r/1792632/F051185B24D07EDB9D68B579DD6A37A2, or via teleconference at 1-866-521-4909 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-647-427-2311, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed through September 3, 2018 at 1-800-585-8367, or from outside Canada and the U.S. please call 1-416-621-4642.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “target” “future”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding our liquidity, the expected benefits to unitholders of re-financing debt at low, long-term interest rates in a rising rate environment, as well as acquisitions, and the availability of acquisition opportunities. They also include statements regarding the progress towards completion of development projects, including by way of joint ventures with institutional partners, and the expected contribution of development projects to future generation capacity and cash flows as well as statements regarding the prospects of future growth in core markets. Additionally, they include statements regarding the expected benefits to Brookfield Renewable of redeploying recycled capital from non-core assets into new, value-based opportunities. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; changes to government regulations; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our lack of control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This press release contains references to Adjusted EBITDA, Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Funds From Operations per Unit and Normalized Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Funds From Operations per Unit and Normalized Funds From Operations per Unit used by other entities. We believe that Adjusted EBITDA, Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Funds From Operations per Unit and Normalized Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Funds From Operations per Unit nor Normalized Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Revenues	$735	$683	$1,528	$1,360
Other income	10	10	19	18
Direct operating costs	(247)	(240)	(503)	(473)
Management service costs	(21)	(21)	(42)	(37)
Interest expense – borrowings	(178)	(156)	(358)	(319)
Share of earnings (loss) from
equity-accounted investments	6	2	6	(1)
Foreign exchange and	(33)	(6)	(25)	(26)
unrealized financial instruments loss
Depreciation	(206)	(198)	(419)	(398)
Other	(10)	23	(54)	21
Income tax expense
Current	(7)	4	(14)	(12)
Deferred	(4)	(16)	(13)	(21)
	(11)	(12)	(27)	(33)
Net income	$45	$85	$125	$112
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	$31	$34	$87	$33
General partnership interest in a holding
subsidiary held by Brookfield	-	1	-	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	(1)	16	2	23
Preferred equity	6	6	13	12
Preferred limited partners' equity	10	7	19	13
Limited partners' equity	(1)	21	4	30
	$45	$85	$125	$112
Basic and diluted (loss) earnings per LP Unit	$(0.01)	$0.13	$0.02	$0.18

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED	Jun 30	Dec 31
(MILLIONS)	2018	2017
Assets
Current assets
Cash and cash equivalents	$237	$799
Restricted cash	179	181
Trade receivables and other current assets	503	554
Financial instrument assets	64	72
Due from related parties	51	60
Assets held for sale	799	-
	1,833	1,666
Financial instrument assets	153	113
Equity-accounted investments	1,123	721
Property, plant and equipment, at fair value	25,774	27,096
Goodwill	918	901
Deferred income tax assets	178	177
Other long-term assets	111	230
	$30,090	$30,904
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$454	$542
Financial instrument liabilities	106	184
Due to related parties	307	112
Current portion of long-term debt	929	1,676
Liabilities directly associated with assets held for sale	563	-
	2,359	2,514
Financial instrument liabilities	52	86
Long-term debt and credit facilities	10,045	10,090
Deferred income tax liabilities	3,575	3,588
Other long-term liabilities	333	344
	16,364	16,622
Equity
Non-controlling interests
Participating non-controlling interests - in operating	6,140	6,298
General partnership interest in a holding subsidiary held by Brookfield	53	58
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	2,609	2,843
Preferred equity	589	616
Preferred limited partners' equity	707	511
Limited partners' equity	3,628	3,956
	13,726	14,282
	$30,090	$30,904

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2018	2017	2018	2017
Operating activities
Net income	$45	$85	$125	$112
Adjustments for the following non-cash items:
Depreciation	206	198	419	398
Unrealized financial instrument loss	33	6	25	26
Share of (earnings) loss from
equity-accounted investments	(6)	(2)	(6)	1
Deferred income tax expense	4	16	13	21
Other non-cash items	9	(32)	24	(31)
Dividends received from equity-accounted investments	12	3	14	3
Changes in due to or from related parties	(9)	(5)	12	(10)
Net change in working capital balances	(31)	(27)	(63)	22
	263	242	563	542
Financing activities
Long-term debt - borrowings	472	152	1,963	299
Long-term debt - repayments	(298)	(207)	(2,233)	(462)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	-	11	4	49
Acquisition of Isagen from non-controlling interests	-	-	-	(5)
Issuance of preferred limited partnership units	-	-	196	187
Repurchase of LP Units	(8)	-	(8)
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	(181)	(161)	(357)	(296)
To preferred shareholders	(6)	(6)	(13)	(12)
To preferred limited partners' unitholders	(10)	(6)	(18)	(11)
To unitholders of Brookfield Renewable or BRELP	(161)	(145)	(321)	(289)
Borrowings from related party	200	-	200	-
	8	(362)	(587)	(540)
Investing activities
Acquisitions	-	-	(12)	-
Investment in:
Sustaining capital expenditures	(29)	(33)	(56)	(51)
Development and construction of renewable power
generating assets	(13)	(40)	(38)	(89)
Proceeds from disposal of assets	-	-	-	150
Investment in securities	(13)	-	25	-
Investment in equity accounted investments	(420)	(27)	(420)	(39)
Restricted cash and other	49	63	(29)	(22)
	(426)	(37)	(530)	(51)
Foreign exchange loss on cash	(12)	(5)	(8)	-
Cash and cash equivalents
Decrease	(167)	(162)	(562)	(49)
Balance, beginning of period	404	336	799	223
Balance, end of period	$237	$174	$237	$174
Supplemental cash flow information:
Interest paid	$185	$188	$315	$305
Interest received	$5	$9	$12	$17
Income taxes paid	$10	$12	$23	$28

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED June 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	3,413	4,186	3,822	3,822	$228	$270	$165	$199	$123	$158	$56	$82

Brazil	902	886	978	968	63	66	44	51	37	45	2	6

Colombia	872	998	844	846	53	46	31	24	21	15	18	11
	5,187	6,070	5,644	5,636	344	382	240	274	181	218	76	99

Wind
North America	663	434	791	496	54	40	38	31	24	20	(6)	7

Europe	107	94	133	103	12	9	7	4	3	2	(2)	(4)

Brazil	159	51	146	42	10	5	8	3	6	2	(5)	1

Other	37	-	42	-	3	-	2	-	1	-	(3)	-
	966	579	1,112	641	79	54	55	38	34	24	(16)	4

Solar	175	-	179	-	30	-	25	-	16	-	2	-

Storage & Other	127	70	-	-	20	11	10	4	7	(1)	1	(3)

Corporate	-	-	-	-	-	-	(6)	(4)	(66)	(60)	(65)	(62)

Total	6,455	6,719	6,935	6,277	$473	$447	$324	$312	$172	$181	$(2)	$38

(1) Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended June 30, 2018:

							Contribution
	Attributable to Unitholders						from	Attributable
	Hydroelectric	Wind	Solar	Storage	Corporate	Total	equity	to non-	As per
				and			accounted	controlling	IFRS
($ MILLIONS)				Other			investments	interests	financials(1)
Revenues	344	79	30	20	-	473	(58)	320	735
Other income	6	1	1	-	-	8	(2)	4	10
Direct operating costs	(110)	(25)	(6)	(10)	(6)	(157)	19	(109)	(247)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	41	4	45
Adjusted EBITDA	240	55	25	10	(6)	324	-	219
Management service costs	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(55)	(20)	(9)	(3)	(23)	(110)	16	(84)	(178)
Current income taxes	(4)	(1)	-	-	-	(5)	1	(3)	(7)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	(10)	(10)	-	-	(10)
Preferred equity	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	(17)	(4)	(21)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	(128)	(128)
Funds From Operations	181	34	16	7	(66)	172	-	-
Adjusted sustaining capital expenditures(2)	(16)	-	-	-	(2)	(18)	-	-
Adjusted Funds From Operations	165	34	16	7	(68)	154	-	-
Adjusted sustaining capital expenditures(2)	16	-	-	-	2	18	-	-
Depreciation	(94)	(42)	(7)	(6)	-	(149)	17	(74)	(206)
Foreign exchange and
unrealized financial instrument loss	2	(2)	(4)	-	5	1	(6)	(28)	(33)
Deferred income tax expense	(3)	2	1	-	4	4	(3)	(5)	(4)
Other	(10)	(8)	(4)	-	(8)	(30)	10	10	(10)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	(18)	-	(18)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	97	97
Net income (loss) attributable to Unitholders(3)	76	(16)	2	1	(65)	(2)	-	-	(2)

(1) Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $31 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2) Based on long-term sustaining capital expenditure plans.
(3) Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended June 30, 2017:

	Attributable to Unitholders					Contribution	Attributable
	Hydroelectric	Wind	Storage	Corporate	Total	from equity	to non-	As per
			and			accounted	controlling	IFRS
($ MILLIONS)			Other			investments	interests	financials(1)
Revenues	382	54	11	-	447	(11)	247	683
Other income	4	-	-	1	5	-	5	10
Direct operating costs	(112)	(16)	(7)	(5)	(140)	4	(104)	(240)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	7	-	7
Adjusted EBITDA	274	38	4	(4)	312	-	148
Management service costs	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(57)	(14)	(5)	(22)	(98)	3	(61)	(156)
Current income taxes	1	-	-	-	1	-	3	4
Distributions attributable to
Preferred limited partners equity	-	-	-	(7)	(7)	-	-	(7)
Preferred equity	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	(3)	-	(3)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	(90)	(90)
Funds From Operations	218	24	(1)	(60)	181	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	(2)	(17)	-	-
Adjusted Funds From Operations	218	24	(1)	(62)	164	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	2	17	-	-
Depreciation	(98)	(26)	(6)	-	(130)	3	(71)	(198)
Foreign exchange and
unrealized financial instrument loss	1	(6)	-	(7)	(12)	-	6	(6)
Deferred income tax expenses (recovery)	(15)	7	-	5	(3)	-	(13)	(16)
Other	(7)	5	4	-	2	(1)	22	23
Share of earnings from
equity accounted investments	-	-	-	-	-	(2)	-	(2)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	56	56
Net income (loss) attributable to Unitholders(3)	99	4	(3)	(62)	38	-	-	38

(1) Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $34 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2) Based on long-term sustaining capital expenditure plans.
(3) Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reconciles net (loss) income attributable to Unitholders and (loss) earnings per unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per unit, both non-IFRS financial metrics for the three months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Net (loss) income attributable to:
Limited partners' equity	$(1)	$21	$(0.01)	$0.13
General partnership interest in a holding
subsidiary held by Brookfield	-	1	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	(1)	16	-	-
Net (loss) income attributable to Unitholders	$(2)	$38	$(0.01)	$0.13
Adjusted for proportionate share of:
Depreciation	149	130	0.48	0.43
Foreign exchange and
unrealized financial instruments (gain) loss	(1)	12	-	0.04
Deferred income tax (recovery) expense	(4)	3	(0.01)	0.01
Other	30	(2)	0.09	-
Funds From Operations	$172	$181	$0.55	$0.61

Weighted average units outstanding(1)			312.8	299.2

(1) Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	7,178	7,952	7,261	7,261	$489	$525	$356	$393	$269	$306	$133	$165

Brazil	1,940	1,757	1,935	1,918	132	118	95	93	78	78	3	2

Colombia	1,640	1,824	1,688	1,692	106	93	62	48	42	25	30	11
	10,758	11,533	10,884	10,871	727	736	513	534	389	409	166	178

Wind
North America	1,308	832	1,488	948	108	79	79	62	50	41	(12)	8

Europe	272	266	288	272	29	24	18	15	11	9	(3)	(5)

Brazil	262	109	264	75	18	9	13	6	9	4	(6)	2

Other	69	-	76	-	5	-	3	-	1	-	(4)	-
	1,911	1,207	2,116	1,295	160	112	113	83	71	54	(25)	5

Solar	290	-	286	-	48	-	41	-	26	-	-	-

Storage & Other	190	140	-	-	37	24	19	7	12	(1)	(11)	(9)

Corporate	-	-	-	-	-	-	(11)	(10)	(133)	(115)	(124)	(120)

Total	13,149	12,880	13,286	12,166	$972	$872	$675	$614	$365	$347	$6	$54

(1) Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the six months ended June 30, 2018:

							Contribution
	Attributable to Unitholders						from	Attributable
	Hydroelectric	Wind	Solar	Storage	Corporate	Total	equity	to non-	As per
				and			accounted	controlling	IFRS
($ MILLIONS)				Other			investments	interests	financials(1)
Revenues	727	160	48	37	-	972	(97)	653	1,528
Other income	8	2	3	-	1	14	(4)	9	19
Direct operating costs	(222)	(49)	(10)	(18)	(12)	(311)	32	(224)	(503)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	69	12	81
Adjusted EBITDA	513	113	41	19	(11)	675	-	450
Management service costs	-	-	-	-	(42)	(42)	-	-	(42)
Interest expense - borrowings	(116)	(40)	(15)	(7)	(48)	(226)	25	(157)	(358)
Current income taxes	(8)	(2)	-	-	-	(10)	1	(5)	(14)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	(19)	(19)	-	-	(19)
Preferred equity	-	-	-	-	(13)	(13)	-	-	(13)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	(26)	(10)	(36)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	(278)	(278)
Funds From Operations	389	71	26	12	(133)	365	-	-
Adjusted sustaining capital expenditures(2)	(32)	-	-	-	(4)	(36)	-	-
Adjusted Funds From Operations	357	71	26	12	(137)	329	-	-
Adjusted sustaining capital expenditures(2)	32	-	-	-	4	36	-	-
Depreciation	(194)	(81)	(13)	(12)	-	(300)	29	(148)	(419)
Foreign exchange and
unrealized financial instrument loss	1	(1)	(3)	(2)	13	8	(6)	(27)	(25)
Deferred income tax expense	(8)	(4)	-	-	9	(3)	(1)	(9)	(13)
Other	(22)	(10)	(10)	(9)	(13)	(64)	17	(7)	(54)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	(39)	-	(39)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	191	191
Net income (loss) attributable to Unitholders(3)	166	(25)	-	(11)	(124)	6	-	-	6

(1) Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $87 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2) Based on long-term sustaining capital expenditure plans.
(3) Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the six months ended June 30, 2017:

	Attributable to Unitholders					Contribution	Attributable
	Hydroelectric	Wind	Storage	Corporate	Total	from equity	to non-	As per
			and			accounted	controlling	IFRS
($ MILLIONS)			Other			investments	interests	financials(1)
Revenues	736	112	24	-	872	(20)	508	1,360
Other income	8	0	-	1	9	-	9	18
Direct operating costs	(210)	(29)	(17)	(11)	(267)	9	(215)	(473)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	11	-	11
Adjusted EBITDA	534	83	7	(10)	614	-	302
Management service costs	-	-	-	(37)	(37)	-	-	(37)
Interest expense - borrowings	(120)	(29)	(8)	(43)	(200)	6	(125)	(319)
Current income taxes	(5)	-	-	-	(5)	-	(7)	(12)
Distributions attributable to
Preferred limited partners equity	-	-	-	(13)	(13)	-	-	(13)
Preferred equity	-	-	-	(12)	(12)	-	-	(12)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	(6)	-	(6)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	(170)	(170)
Funds From Operations	409	54	(1)	(115)	347	-	-
Adjusted sustaining capital expenditures(2)	(30)	-	-	(4)	(34)	-	-
Adjusted Funds From Operations	379	54	(1)	(119)	313	-	-
Adjusted sustaining capital expenditures(2)	30	-	-	4	34	-	-
Depreciation	(195)	(56)	(12)	-	(263)	6	(141)	(398)
Foreign exchange and
unrealized financial instrument loss	(6)	(5)	-	(16)	(27)	1	-	(26)
Deferred income tax expense	(22)	8	-	11	(3)	-	(18)	(21)
Other	(8)	4	4	-	-	(1)	22	21
Share of earnings from
equity accounted investments	-	-	-	-	-	(6)	-	(6)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	137	137
Net income (loss) attributable to Unitholders(3)	178	5	(9)	(120)	54	-	-	54

(1) Share of loss from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $33 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2) Based on long-term sustaining capital expenditure plans.
(3) Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reconciles net income attributable to Limited partners’ equity and earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, Funds From Operations per Unit and Adjusted EBITDA, all non-IFRS financial metrics for the six months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Net income attributable to:
Limited partners' equity	$4	$30	$0.02	$0.18
General partnership interest in a holding
subsidiary held by Brookfield	-	1	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	2	23	-	-
Net income attributable to Unitholders	$6	$54	$0.02	$0.18
Depreciation	300	263	0.96	0.88
Foreign exchange and
unrealized financial instruments (gain) loss	(8)	27	(0.02)	0.09
Deferred income tax expense	3	3	0.01	0.01
Other	64	-	0.20	-
Funds From Operations	$365	$347	$1.17	$1.16
Weighted average Units outstanding(1)			312.7	299.2

(1) Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.